April 6, 2010

VIA EDGAR TRANSMISSION

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Vale S.A. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed April 28, 2009 File No. 1-15030

Dear Ms. Blye:

By letter dated March 23, 2010, you provided certain comments on the annual report on Form 20-F of Vale S.A. (“Vale” or “we”) for the year ended December 31, 2008 (the “2008 Form 20-F”).  This letter sets forth our responses to these comments.  For convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

1.           We note reports in 2007 news articles that you were building a Sohar Complex in Oman that would export iron ore and pellets to Iran, and that you exported iron ore to Iran in previous years.  We also note a 2005 news article stating that you had done an assessment for nickel exploration in Cuba.  Iran and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  We note that your Form 20-F does not include disclosure regarding contacts with Iran or Cuba.  Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries or other direct or indirect arrangements.  Your response should describe any services or products you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

As described in more detail below, we have limited commercial relationships with Iranian companies, and we do not currently have any direct or indirect commercial relationships with the Cuban government or Cuban companies.

Contacts with Iran

We do not have any dealings with the Iranian government, and we have limited commercial dealings with Iranian companies.  We currently have a single sales contract with an Iranian company, for the sale of iron ore.  Until 2008, we sold alumina to a German subsidiary of another Iranian company pursuant to a written agreement.  In 2008 and 2009 we sold nickel products on a spot basis to three Iranian companies, but we do not have formal agreements with any of them.  In the last three years, we have not sold any other products on a spot basis to Iranian customers.  In our preparation of this response, we determined from publicly available sources that the Iranian government might indirectly control some of the Iranian entities with which we have engaged in commercial transactions.

As disclosed in the 2008 Form 20-F, we are developing an iron ore pellet project in Oman, at the Sohar industrial complex, which is scheduled to begin operations in the second half of 2010.  We are currently evaluating the possibility of entering into an agreement with an Iranian company that could supply certain products to this project.  In addition, since May 2009, representatives of Vale have attended several meetings in Iran with Iranian companies in order to assess the local business environment and local opportunities in the mineral sector.

Contacts with Cuba

We do not currently have any direct or indirect commercial relationships with the Cuban government or Cuban companies.  Representatives of Vale have in past years met with Cuban mineral authorities to evaluate potential opportunities for nickel exploration and production in Cuba.

2.           Please discuss the materiality of any contacts with Iran or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years.  Also, address materiality in qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment of similar initiatives regarding investment in companies that do business with U.S. –designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Cuba.

In both quantitative and qualitative terms, we believe our contacts with Iran and Cuba are not material and do not constitute an investment risk for our security holders.  Due to the routine nature and extremely limited extent of these contacts, we believe they are not qualitatively material to our reputation or our share value.

In each of the past three fiscal years, (i) our aggregate sales to Iranian customers have represented less than 1% of our total operating revenues and (ii) our sales of iron ore and nickel –

Vale S.A. response dated April 6, 2010 to SEC comment letter dated March 23, 2010.

our principal products – to Iranian customers have represented less than 1% of our operating revenues attributable to each of these products.  The following tables set forth our (i) operating revenues attributable to each of the products we sell to Iranian customers, (ii) sales to Iranian customers in dollar terms and (iii) sales to Iranian customers as a percentage of operating revenues, in each case for the last three fiscal years.

2009	Iron ore	Nickel	Alumina	Total
	(US$ million, except percentages)
Operating revenues	12,831	3,260	1,188	23,939
Sales to Iranian customers	13	2	12	28
% of operating revenues	0.11%	0.07%	1.05%	0.12%

2008	Iron ore	Nickel	Alumina	Total
	(US$ million, except percentages)
Operating revenues	17,775	5,970	1,470	38,509
Sales to Iranian customers	83	9	8	100
% of operating revenues	0.47%	0.15%	0.53%	0.26%

2007	Iron ore	Nickel	Alumina	Total
	(US$ million, except percentages)
Operating revenues	11,907	10,043	1,102	33,115
Sales to Iranian customers	35	20	28	83
% of operating revenues	0.30%	0.19%	2.56%	0.25%

* * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2008 Form 20-F; that comments of the Commission staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the 2008 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Vale S.A. response dated April 6, 2010 to SEC comment letter dated March 23, 2010.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at 55-21-3814-8820 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2414.

Sincerely,

/s/ Fabio de Oliveira Barbosa
                                                                                                                Fabio de Oliveira Barbosa
Chief Financial Officer

cc:           Roger Schwall
Assistant Director, Division of Corporate Finance
Securities and Exchange Commission

Nicolas Grabar
Cleary Gottlieb Steen & Hamilton LLP

Vale S.A. response dated April 6, 2010 to SEC comment letter dated March 23, 2010.